

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2021

Wayne Tupuola
Chief Executive Officer
Laser Photonics Corporation
1101 N. Keller Road, Suite G
Orlando, FL 32810

> **Re: Laser Photonics Corporation**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted September 29, 2021**
> **CIK No. 0001807887**

Dear Mr. Tupuola:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted September 29. 2021

The Offering, page 8

1. We note your response to prior comment 8 in which you state that you will not be using any of the proceeds from this offering for debt repayment, and your disclosure in the "Use of Proceeds" section on page 8 that you intend to use the proceeds from this offering for the repayment of outstanding loans. Please revise to make your disclosures on page 8 consistent with the disclosure in your "Use of Proceeds" section on page 35.

Our Market Opportunity, page 55

2. We note your response to prior comment 12. Please revise the disclosure in this section, such as the disclosure about the "Key Growth Drivers and Commentary" on page 57 and

the new last full paragraph on page 57 to discuss the material assumption underlying the projections and provide detail about the bases for the projections. In this regard, we note the disclosure about the "Key Growth Drivers and Commentary" on page 57 has not been revised from such disclosure on page 45 of your prior submission.

3. Please ensure that you revise your disclosure in this section to describe projections and assumptions with greater specificity and quantify where practicable. For example, it is unclear how you estimated revenue of $8.8 million for 2021 based on your disclosure in this section and your disclosure about revenue of $3.2 million for the 6 months ended June 30, 2021.

Our Product Platforms, page 62

4. Please ensure that: (1) the information in the classification table on page 63 is legible; and (2) you clarify in the disclosure the meaning of technical terms mentioned in the table that may not be familiar to investors.

5. Please ensure that the disclosure about the classification table is balanced. For example, expand the disclosure that you "introduced the first in the world Industry Specific Laser Blaster Classification table" to disclose when you introduced the table, that, if applicable, the criteria in the table has been determined by you, whether your products meet the criteria, and remove any references which articulate your hopes that others in your industry will use the table to assess performance against the criteria in the table.

Certain Relationships and Related Party Transactions, page 79

6. We note your response to prior comment 16. Please reconcile your disclosure on page 80 that Dimitriy Nikitin is your promoter and that he received $75,218 as cash compensation in that role with your disclosure on page F-18 of your amendment and with the disclosure on pages 58 and 71 of your Form 10-K filed on March 26, 2021 that "Dimitriy Nikitin serves as a member of [y]our Board of Advisors. During the year of 2020 he received $75,218 as cash compensation in that role." Also, tell us, with a view to disclosure when Mr. Nikitin and, if applicable, other individuals served as members of your Board of Advisors.

7. We note your response to prior comment 19. Please disclose the value of shares received by Messrs. Bykov and Tupuola and Ms. Nikitina on December 31, 2020. In addition, please include include a new section to include disclosure required by Item 506 of Regulation S-K.

8. We note your response to prior comment 23. Please clearly disclose the relationship between you and Dimitry Nikitin when you purchased assets from ICT in 2019 and 2020. Also, disclose the parties who determined the amount at which the assets were acquired. In addition, include a new section to include the disclosure required by Item 505 of Regulation S-K.

Exhibit 23.1, page 97

9.   Your response to prior comment 25 indicates that you have revised the auditor's consent to address our comment, but your current amendment does not appear to include the revised auditor's consent. Please include the revised and updated consent in your next amendment.

You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Andrew Blume, Staff Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ernest Stern